

SI 16012651 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park City Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 823A
(No. and Street)

Jenkintown (City) PA. (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Segal 215-517-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park City Capital, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER
Notary Public
ABINGTON TWP., MONTGOMERY COUNTY
My Commission Expires May 22, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- ☒ (p) A report on the exemption provision to Rule 15c3-3.

PARK CITY CAPITAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

PARK CITY CAPITAL, INC.

DECEMBER 31, 2015

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Board of Directors of:
Park City Capital, Inc.

We have audited the accompanying statement of financial condition of Park City Capital, Inc. as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Park City Capital Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park City Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Park City Capital, Inc.'s financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Park City Capital, Inc.'s management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 25, 2016

PARK CITY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets	
Cash and Cash Equivalents	$ 41,035
Accounts Receivable	19,237
Prepaid Expenses	3,571
Deferred Tax Asset	18,398
Total Assets	$ 82,241

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable & Accrued Expenses	$ 11,847
Total Liabilities	11,847
Stockholder's Equity	
Common Stock, $.01 Par Value; 100,000 shares authorized 30,100 shares issued	400
Additional Paid In Capital	128,568
Retained Deficit	(58,574)
Total Stockholder's Equity	70,394
Total Liabilities and Stockholder's Equity	$ 82,241

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commission Income	$ 9,147
Mutual Fund Fees	3,041
Private Placement Income	37,500
Total Revenues	49,688
EXPENSES	
Operating Expenses	
Occupancy and Equipment Expense	970
Other Expenses	42,139
Total Expenses	43,109
Net Income Before Income Tax Benefit	$ 6,579
Deferred Income Tax Benefit	0
NET INCOME	$ 6,579

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2015

SCHEDULE OF RETAINED DEFICIT

Beginning Retained Deficit	$ (65,153)
Net Income	6,579
Retained Deficit	(58,574)

SCHEDULE OF
ADDITIONAL PAID IN CAPITAL

Beginning Additional Paid in Capital	$ 124,568
Additional Capital Contributed	4,000
Additional Paid In Capital	128,568

SCHEDULE OF COMMON STOCK

Common Stock	
30,100 shares at $.01 Par Value	$ 400
Common Stock	400
Total Stockholder's Equity	$ 70,394

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Income	$ 6,579
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	6,392
Prepaid expenses	3,059
Deferred tax asset	2,021
Increase (decrease) in operating liabilities:	
Accounts Payable & Accrued expenses	1,304
Total Adjustments	12,776
Net cash provided by operating activities	19,355
Cash flows from financing activities:	
Contributed Capital	4,000
Net cash provided by financing activities	4,000
Net change in Cash and cash equivalents	23,355
Cash and cash equivalents at beginning of year	17,680
Cash and cash equivalents at end of year	$ 41,035

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a securities broker-dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). Its' primary business is the sale of redeemable shares of registered investment companies, insurance annuity contracts to public customers and private placement agent fees.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Mutual Fund Fees

Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" (**"ASC 740-10"**). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods,

disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2015, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2012 to 2015 remain open for audit.

NOTE 2 - INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

At December 31, 2015, the Company had net operating loss carryovers for federal income tax purposes of approximately $65,242.

The provision for deferred federal and state income benefit for the year ended December 31, 2015 consisted of the following:

Federal	$ 1161
State	860
	$ 2,021

Net deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:	
Loss carry forward	$ 18,398

PARK CITY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $29,188, which was $24,188 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4059 to 1 as of December 31, 2015.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

NOTE 5 – SUBSEQUENT EVENTS

Events of the Company, subsequent to December 31, 2015 have been evaluated through February 25, 2016. This is the date the financial statements were available to be issued for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2015. No subsequent events were identified that require disclosure.

SUPPLEMENTARY INFORMATION

PARK CITY CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I AS OF DECEMBER 31, 2015

Total stockholder's equity from Statement of financial condition	$ 70,394
Deduct non-allowable assets:	
Receivables	19,237
Prepaid expenses	3,571
Deferred income taxes	18,398
Total Deductions	41,206
Net Capital	$ 29,188
Minimum Net Capital Required per 15c3-1 (a) (2)	$ 5,000
Excess Net Capital at 1500%	$ 24,188
Excess Net Capital at 1000%	$ 23,188
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 11,847
Ratio of aggregate indebtedness to net capital	40.58 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

PARK CITY CAPITAL, INC.
EXEMPTIVE PROVISIONS UNDER SEC RULE 15c3-3
SCHEDULE II
DECEMBER 31, 2015

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission based on Section 15c3-3(k)(2)(i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Park City Capital, Inc."

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors of:
Park City Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which Park City Capital, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Park City Capital, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and Park City Capital, Inc. stated that Park City Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Park City Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park City Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2016



PARK CITY CAPITAL, INC.

261 Old York Road, Suite 823A Jenkintown, PA 19046 215.517.5700 215.517.6645(f)

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. Park City Capital, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the calendar year January 1, 2015 to December 31, 2015.

2. Park City Capital, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the calendar year January 1, 2015 to December 31, 2015 without exemption.

Sign: ______________________ Date: Feb 23,2016

Officer: President and Chief Compliance Officer